Exhibit (a)(5)(d)

EFiled: Aug 27 2010 5:41 PM EDT Transaction ID 32913515 Case No. 5769-	[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ROBERT DOBBS,	)
Plaintiff,	) )
v.	) )	Civil Action No. ____________ -
ICX TECHNOLOGIES, INC., FLIR	) )
SYSTEMS, INC., INDICATOR MERGER	)
SUB, INC., WEXFORD CAPITAL, LP, DPI	)
LLC, VALENTIS SB, LP, WEXFORD	)
SPECTRUM INVESTORS, LLC, WEXFORD	)
CATALYST INVESTORS LLC, DEBELLO	)
INVESTORS LLC, COLIN CUMMING,	)
HANS KOBLER, SPENCER ABRAHAM,	)
JOSEPH M. JACOBS, ROBERT A.	)
MAGINN, JR., MARK L. PLAUMANN, and	)
RODNEY SLATER,	)
Defendants.	) )

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Robert Dobbs (“Plaintiff”), by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:

Nature of the Action

1. Plaintiff brings this action individually and as a class action on behalf of stockholders of ICx Technologies, Inc. (“ICx” or the “Company”) other than defendants and their affiliates (the “Class”). On August 16, 2010, the ICx board of directors (the “Board”) announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) that contemplates that Indicator Merger Sub. (“Indicator”), a wholly-owned subsidiary of Flir Systems, Inc. (“Flir”), will acquire the Company for $7.55 per share in cash (the “Transaction”). The Transaction is structured in three steps: (i) a first-step tender offer (the “Tender Offer”), (ii) a top-up option through which Indicator can acquire additional newly issued ICx shares (the “Top-up Option”), and, assuming Indicator holds 90% or more of outstanding shares after exercising the Top-up Option, (iii) a short-form merger to cash out any ICx stockholders who do not tender (the “Merger”).

2. The Transaction is unlawfully coercive, ICx’s directors have breached their fiduciary duties, and the Top-Up Option is invalid under the Delaware General Corporation Law (“DGCL”) and Delaware law.

3. The Tender Offer is conditioned upon a majority of the Company’s outstanding stock on a fully-diluted basis having been tendered therein (the “Minimum Tender Condition”). This so-called “condition” is a foregone conclusion as Defendant Wexford Capital L.P. (“Wexford”) and its affiliates has committed to tender its 62% stake in the Company pursuant to a Tender and Support Agreement (“Tender Agreement”) it has entered into in connection with this Transaction.

4. The Merger Agreement further grants Indicator an irrevocable Top-Up Option to purchase a sufficient number of shares that, when added to the shares purchased in the Tender Offer, will give Indicator one share more than 90% of the Company’s outstanding shares on a fully diluted basis. The Top-Up Option could result in the issuance of millions of additional shares of ICx stock (the “Top-Up Shares”), and will enable Indicator to complete the Transaction via a short-form Merger without the vote of single public stockholder. In short, the Top-Up Option contemplates a massive issuance of ICx shares that will (i) avoid the procedural protections afforded to stockholders of controlled companies, (ii) escape entire fairness review and (iii) facilitate the short-form cash-out Merger.

5. In structuring, negotiating, approving, and disclosing the sale of ICx, the ICx directors have committed multiple breaches of their fiduciary duties by entering into a Transaction that contains draconian and structurally coercive features that force ICx’s public stockholders to sell their shares. Flir and Indicator have aided and abetted the breach of fiduciary duties by knowingly entering into agreements containing these coercive elements. Moreover, their actions after becoming ICx’s majority stockholder, in exercising the Top-Up Option and effecting the short-form Merger, will constitute a breach of fiduciary duty.

6. Plaintiff seeks injunctive and other equitable relief to prevent and remedy defendants’ breaches of fiduciary duty related to the Tender Offer, Merger Agreement, invalid Top-Up Option and the short-form Merger. Plaintiff also seeks related declaratory relief relative to the Top-Up Option and the Defendants’ disclosures regarding stockholders’ appraisal rights under the Delaware appraisal statute.

Parties

7. Plaintiff owns ICx common stock, and has owned such stock continuously since prior to the wrongs complained of herein.

8. Defendant ICx is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 2100 Crystal Drive, Suite 650, Arlington, VA 22202. According to its recent press release announcing the Merger Agreement, the Company is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. ICx trades on the NASDAQ stock exchange under the symbol ICXT. As of August 15, 2010, the Company’s authorized capital stock consisted of 250,000,000 shares authorized, of which 34,942,290 shares were issued and outstanding (exclusive of treasury shares), 2,231,704 of which were reserved for issuance upon exercise of then outstanding options, 661,781 of which were reserved for issuance upon exercise of then outstanding restricted stock units, and 127,250 of which were reserved for issuance upon exercise of warrants held by Defendant Valentis SB, L.P. The Company’s authorized capital stock also included 15,000,000 shares of Series A Convertible Redeemable Preferred Stock, none of which were issued and outstanding.

9. Defendant Flir is a corporation organized under the laws of the State of Oregon with its principal executive offices located at 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. Flir designs, manufactures, and markets thermal imaging and stabilized camera systems for a variety of thermography and imaging applications, including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security. Flir trades on the NASDAQ stock exchange under the symbol FLIR.

10. Defendant Indicator is a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Flir, formed solely for the purpose of effectuating the Transaction.

11. Defendant Wexford Capital, LP (“Wexford”) is an investment firm with over $6 billion of assets under management. Based in Greenwich, Connecticut and formed in 1994, the firm manages a series of hedge funds and private equity funds. According to ICx’s Schedule 13DA/1 filed with the Securities and Exchange Commission (“SEC”) on August 18, 2010, Wexford and its related affiliates, hold 61.64% of Company common stock.

12. Defendant DPI LLC (“DPI”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by DPI in conjunction with the Transaction, as of August 16, 2010, DPI beneficially owned 16,876,166 shares of Company stock.

13. Defendant Valentis SB, LP (“Valentis”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Valentis in conjunction with the Transaction, as of August 16, 2010, Valentis beneficially owned 2,804,306 shares of Company stock.

14. Defendant Wexford Spectrum Investors LLC (“Spectrum”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Spectrum in conjunction with the Transaction, as of August 16, 2010, Spectrum beneficially owned 1,000,000 shares of Company stock.

15. Defendant Wexford Catalyst Investors LLC (“Catalyst”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Catalyst in conjunction with the Transaction, as of August 16, 2010, Catalyst beneficially owned 670,000 shares of Company stock.

16. Defendant Debello Investors LLC (“Debello”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Debello in conjunction with the Transaction, as of August 16, 2010, Debello beneficially owned 260,000 shares of Company stock. Defendants DPI, Valentis, Spectrum, Catalyst, and Debello are referred to collectively herein as the “Wexford Affiliates.”

17. Defendant Colin Cumming (“Cumming”) is the President and Chief Executive Officer of the Company and has been a member of the Board of Directors (the “Board”) since 2005.

18. Defendant Hans Kobler (“Kobler”) is the Executive Chairman of the Board and a co-founder of ICx. Kobler has served as a director since 2003. According to the Company’s Definitive Proxy Statement filed with the SEC on April 30, 2010, Kobler “has an indirect ownership interest in DPI and Valentis through an affiliate of DPI.” In addition, “Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly [the Company’s] largest stockholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DPI and Valentis. Mr. Kobler has a contractual relationship with certain Wexford Entities pursuant to which he will receive a payment to be determined based on the net profits realized by the Wexford Entities from certain investments made by them, including their investments in [ICx].”

19. Defendant Spencer Abraham (“Abraham”) has served as a director of ICx since 2006 and is currently Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

20. Defendant Joseph M. Jacobs (“Jacobs”) has served as a director of ICx since 2003. Jacobs is the co-founder and president of Wexford Capital LP.

21. Defendant Robert A. Maginn Jr. (“Maginn”) has served as a director of ICx since 2006 and is currently Chair of the Nominating and Governance Committee and a member of the Audit and Compensation Committees.

22. Defendant Mark L. Plaumann (“Plaumann”) has served as a director of ICx since 2006 and is currently Chair of the Audit Committee.

23. Defendant Rodney Slater (“Slater”) has served as a director of ICx since 2006 and is currently a member of both the Nominating and Governance Committee and the Compensation Committee.

24. Together the ICx directors identified above shall be sometimes referred to herein as the “Individual Defendants.” Together the Individual Defendants, Wexford, the Wexford Affiliates, ICx, Flir and Indicator may be referred to herein as the “Defendants”.

Class Action Allegations

25. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23(a) and (b)(l) and (2), on behalf of the Class consisting of holders of common stock of ICx on August 16, 2010 and thereafter. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of August 15, 2010, there were 34,942,290 shares of ICx common stock outstanding.

28. There are questions of law and fact which are common to the Class including, inter alia, the following:

A.	whether the Individual Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

B.	whether the Tender Offer, Top-Up Option, and/or Merger are coercive;

C.	whether the Top-Up Option is valid and may be validly exercised under Delaware law;

D.	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

E.	whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

29. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All ICx stockholders face the same threat that they will be coerced into tendering their ICx shares in the Tender Offer by the structure of the Transaction, and without adequate knowledge of the value of their stock.

30. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class, as a whole, is appropriate.

Factual Allegations

The Tender Offer and Top-Up Option

32. On August 16, 2010, ICx and Flir announced the Merger Agreement’s execution. Under the Merger Agreement’s terms, Flir will cause Indicator to commence the Tender Offer to acquire all of the issued and outstanding common stock of ICx in exchange for $7.55 cash per share.

33. The Merger Agreement provides that completion of the Tender Offer is conditioned upon satisfaction of the Minimum Tender Condition, which is defined in the Merger Agreement as “a majority of the Shares outstanding on a fully-diluted basis.”

34. ICx has granted Indicator the Top-Up Option, pursuant to which Indicator has an irrevocable one-time option to purchase an aggregate number of Company shares that, when added to the number of shares owned by Flir and Indicator following consummation of the Tender Offer, constitutes one share more than 90% of the shares then outstanding immediately after the issuance of the Top-Up Option shares on a fully diluted basis. According to the Merger Agreement, the Top-Up Option is exercisable only after shares have been accepted for payment pursuant to the Tender Offer.

35. As contemplated in the Merger Agreement, if Indicator holds 90% or more of the outstanding shares “upon exercise of the Top-Up Option or otherwise,” it may affect the Merger as a short-form merger without a meeting of Company shareholders in accordance with Section 253 of the DGCL. In the event Indicator does not hold 90% of outstanding shares, ICx may hold a special stockholders’ meeting to obtain stockholder approval of the Merger.

The Tender Agreement

36. In conjunction with the Merger Agreement, the Wexford Affiliates have entered into the Tender Agreement. Pursuant to this Agreement, the Wexford Affiliates have committed to, inter alia, 1) validly tendering their shares into the Tender Offer, 2) if necessary, voting their shares in favor of the Merger Agreement, including the Merger and other transactions contemplated by the Merger Agreement and against any agreement or arrangement related to an alternative acquisition proposal, and 3) agreeing not to exercise any appraisal rights with respect to their shares.

37. Collectively, the Wexford Affiliates hold approximately 62% of outstanding shares and approximately 57% of shares on a fully diluted basis. Thus, whereas the Merger Agreement requires that completion of the Tender Offer is conditioned upon satisfaction of the Minimum Tender Condition, a majority of the total number of outstanding shares of Company common stock on a “fully diluted basis”, 57% has already been committed to the Tender Offer, fully satisfying the Minimum Tender Condition without a single share tendered from the Company’s public shareholders.

Vagueness in the Top-Up Option

38. The Top-Up Option is vague and coercive to the Company’s public shareholders, who must determine whether to tender their shares without knowing whether the Top-Up Option will be exercised.

39. In addition, the Merger Agreement is equally vague with regard to the stock to be used if Indicator chooses to exercise the Top-Up Option. In particular, section 2.9 of the Merger Agreement describes the Top-Up Option as granting to Indicator an option to purchase “Shares” a capitalized term earlier defined in the Recitals of the Merger Agreement as “the issued and outstanding shares of common stock, par value $0.001 per share of the Company.” Yet in the Form 8-K the Company filed along with the Merger Agreement, the shares subject to the Top-Up Option are defined as “authorized but unissued shares of Company Common Stock.”

40. Given the definition ascribed to the capitalized term “Shares”, provisions of the Merger Agreement purporting to quantify the maximum number of shares that could be subject to the Top-Up Option are confusing and contradictory. The Merger Agreement states that the Top-Up Option is not exercisable “for a number of Shares in excess of the number of authorized but unissued Shares (including as authorized and unissued Shares, for purposes of this Section... any Shares held in the treasury of the Company) as of immediately prior to and after giving effect to the issuance of the Top-Up Shares.” The inclusion of the word ’unissued” alongside the capitalized term “Shares”, defined in part as “issued and outstanding shares of common stock,” is nonsensical.

41. In effect, the Company’s public shareholders are forced to decide whether to tender their shares without sufficient information regarding the Top-Up Option, including whether it will be exercised and, if exercised, the nature and total number of shares subject to the Option.

42. Further complicating matters is that, upon satisfaction of the Minimum Tender Condition, the Merger Agreement permits Flir to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors.

43. Thus, mere satisfaction of the Minimum Condition will result in Flir not only becoming the majority controlling stockholder of ICx but also gaining control of the Board. Virtually no explanation has been provided to the Company’s public shareholders as to the impact this could have on the exercise of the Top-Up Option.

Coercive Nature of the Transaction

44. The Tender Offer is coercive because Section 4.19 of the Merger Agreement, which identifies stockholder approval of the Merger as “the only vote (if any vote is required by Law)... necessary to adopt this Agreement,” does not contain a “majority of the minority” requirement for approval of the Merger. Rather, the Merger Agreement permits Flir to unilaterally approve a statutory long-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. This newly acquired majority stake is guaranteed based on the 56% of shares that the Wexford Affiliates have agreed to tender pursuant to the Tender Agreement.

45. Even if the long-form Merger was subjected to a majority of the minority condition, given the Company’s 250,000,000 authorized shares relative to the approximately 38 million issued and outstanding shares on a fully diluted basis, Indicator’s exercise of the Top-Up Option virtually assures that the Transaction will be consummated via short-form merger, without the benefit of any shareholder vote. Thus, rather than base their decision whether to tender on the financial merits of the transaction, ICx’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

Disclosures Regarding Rights of Appraisal

47. Section 3.4 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer and who own shares as of the Effective Time may seek appraisal of their shares in accordance with 8 Del. C. § 262 (“Section 262”). The Company’s common stockholders must decide whether to tender their shares in exchange for $7.55 per share or seek appraisal of their stock.

48. Yet the massive issuance of Top-Up shares threaten a substantial reduction in the fair value determination of shares of ICx common stock for which appraisal is sought pursuant to Section 262.

49. At the time that Company stockholders will be asked to either tender their shares in the Tender Offer or determine to pursue an appraisal remedy they will not have information necessary to assess the Top-Up Option’s potential impact, including: (i) whether any and how many Top-Up Shares will be issued after the close of the Tender Offer or (ii) the impact of the Top-Up Shares on the value of their shares in an appraisal action. Such lack of knowledge compels the Company’s common stockholders to tender their shares in the Tender Offer rather than consider exercising their legal right to seek an appraisal of their stock.

50. The exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger. Accordingly, the Top-Up Shares will be part of the operative reality of ICx on the date of the Merger which would be considered in determining fair value under Section 262 in an appraisal proceeding. The issuance of millions of Top-Up Shares could substantially reduce the fair value of the stockholders’ shares. The Merger Agreement purports to address the impact of the Top-Up Shares on an appraisal proceeding, noting, “The parties agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or any consideration paid or delivered by [Indicator] to the Company in payment for the Top-Up Shares.”

ICx Is a Valuable Company and Public Shareholders are Being Unfairly Cashed Out

51. As Flir Chairman and CEO Earl Lewis acknowledged in a conference call following the announcement of the Merger Agreement, “ICx is a leading provider of advanced sensing products for homeland security, force protection and infrastructure applications” with a “proven ability to convert government-funded R&D into commercial products.” Lewis also touted ICx’s “significant expertise” and “robust IP portfolio in the threat-detection technologies as well as important relationships with key governmental organizations responsible for development of this technology.” ICx is, according to Lewis, “well positioned in their markets as governments are increasingly focused on homeland security.”

52. Industry analysts have taken note of the Transaction and, in particular, ICx’s value moving forward. In evaluating the potential deal, researchers from investment bank Morgan Keegan are “optimistic about the long-term potential of ICx’s technology portfolio.”

53. In addition, the Motley Fool’s Rich Smith, commenting on Flir’s potential acquisition of ICx, concluded “Flir really does look like it’s locked into a red-hot buy.” Noting the Company’s complementary surveillance and imaging software products as well as its chemical, biological, radiation, nuclear, and explosives-detection devices, Smith pronounced ICx “an absolutely brilliant buy” and articulated his new philosophy that “some defense companies are actually worth quite a bit more than the simple sum of their sales.”

54. Despite the obvious upside of the Company moving forward, ICx’s public shareholders are being cashed out at $7.55 a share in the Transaction, a mere 12% premium over the Company’s stock price on August 13, 2010, the last trading day prior to the announcement of the Transaction.

55. The trivial premium is even less impressive considering that the Company’s stock price on August 9, 2010, a week before the Transaction was announced, was $7.71, 16 cents above the proposed deal price.

56. ICx’s public stockholders can hardly share in analysts’ enthusiasm for the great deal Flir is getting in acquiring ICx. Given the highly coercive nature of the Tender Offer, along with an uncertain appraisal process, shareholders are being force-fed inadequate consideration for their Company stock with little recourse.

COUNT I

AGAINST INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

57. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

58. The Individual Defendants have violated their fiduciary duties of loyalty and care owed to ICx’s stockholders by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger.

59. For the reasons set forth herein, the terms of these transactions coerce the Company’s stockholders into tendering their shares in the Tender Offer. The members of the board of a Delaware corporation have a duty to oppose coercive tender offers and second-step mergers from third parties. Yet the ICx Board instead agreed to a coercive Transaction. Rather than protect the interests of the Company’s common stockholders, as Delaware law requires, the Individual Defendants agreed to the Merger Agreement in order to further their own interests and the interests of Flir.

60. The Individual Defendants breached their fiduciary duty by approving the invalid Top-Up Option.

62. The Individual Defendants have also breached their fiduciary duty by structuring the Transaction to avoid the statutory and legal protections Delaware law provides for stockholders. The Top-Up Option is intended to permit a merger without the notice, disclosure and vote Delaware law otherwise requires. Moreover, it permits Flir as majority stockholder to cash out non-tendering stockholders in a merger, while claiming that the stockholders are not entitled to entire fairness, including procedural fairness.

63. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class. Flir and Indicator, after they become ICx’s controlling stockholders upon close of the Tender Offer, will breach their fiduciary duties by exercising the Top-Up Option and effecting a short-form merger.

64. As a result of the Individual Defendants’ actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and they will be deprived of the protections of Delaware law.

65. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AGAINST INDICATOR AND FLIR FOR

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

66. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

67. Indicator and Flir are aware that the Individual Defendants owed fiduciary duties to Plaintiff and the Class, but knowingly participated in the breach of those duties by entering into the Merger Agreement, and by structuring the Tender Offer, Top-Up Option, and Merger in a coercive way. Indicator and Flir are sophisticated parties with experienced advisors, yet knowingly demanded the unreasonable features of the Top-Up Option. Through participation in these measures, Indicator and Flir knowingly helped the Individual Defendants to breach their fiduciary duties.

69. Unless enjoined by this Court, Indicator and Flir will continue to aid and abet the Individual Defendants in their breach of their fiduciary duties owed to Plaintiff and the other members of the Class. As a result of Indicator and Flir’s actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and from obtaining appropriate consideration for their shares of ICx common stock.

70. Plaintiff and the Class have no adequate remedy at law.

COUNT III

DECLARATORY JUDGMENT AS TO 8 DEL. C. § 262(h)

71. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

72. Under 8 Del. C. § 262(h), the determination of fair value in an appraisal proceeding must take into account “all relevant factors” and may exclude only “any element of value arising from the accomplishment or expectation of the merger” (the “Speculative Value Exclusion”). The Speculative Value Exclusion is a very narrow exception designed to eliminate use of pro-forma data and speculative projections relating to completion of the merger. Actions taken by a majority acquiror during the transient period prior to a second-step merger are known elements to be considered in an appraisal and are not within the Speculative Value Exclusion.

73. The exercise of the Top-Up Option and the issuance of the Top-Up Shares are actions that necessarily must be completed prior to the short-form, second-step Merger. These are actual transactions occurring before the Merger, not speculative transactions that may occur after the Merger. Accordingly, these actions are not within the Speculative Value Exclusion and would affect the fair value of ICx on the date of the Merger. Therefore, permitting the exercise of the Top-Up Option and the issuance of the Top-Up Shares would impair the stockholders’ appraisal rights under § 262.

74. In the Merger Agreement, in addressing appraisal, it is indicated that “[t]he parties agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or any consideration paid or delivered by [Indicator] to the Company in payment for the Top-Up Shares.”

75. There is an actual controversy as to whether the disclosures relative to appraisal found in the Merger Agreement are a valid and enforceable representation that will ensure that the issuance of the Top-Up Shares will not affect the stockholders’ statutory right to the fair value of their shares in an appraisal. It is important for stockholders to know whether the Top-Up Shares will impact the § 262 fair value determination before they decide whether to tender their shares or seek appraisal, and further, whether the Defendants’ representations in this regard are valid and enforceable.

76. Accordingly, unless the Court finds the Top-Up Option is invalid, plaintiff requests a prompt declaration under 8 Del. C. § 111(b) as to the interpretation, application, enforcement, and validity of Defendants’ representation that “in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable Law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or any consideration paid or delivered by [Indicator] to the Company in payment for the Top-Up Shares.”

77. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring that Individual Defendants have breached their fiduciary duty;

C. Declaring that Indicator and Flir have aided and abetted in Individual Defendants’ breaches of fiduciary duties;

D. Enjoining consummation of the Tender Offer, Top-Up Option, and Merger;

E. Declaring that the Top-Up Option may not be validly exercised under Delaware law;

F. Awarding Plaintiff and the Class appropriate damages plus pre- and post-judgment interest;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

Dated: August 27, 2010	ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ P. Bradford deLeeuw
Jessica Zeldin (Del. Bar No. 3558) P. Bradford deLeeuw (Del. Bar No. 3569) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433
OF COUNSEL:	Attorneys for Plaintiff

BARROWAY TOPAZ KESSLER

MELTZER & CHECK, LLP

Marc A. Topaz

Lee D. Rudy

Michael C. Wagner

John Q. Kerrigan

280 King of Prussia Road

Radnor, Pennsylvania 19087

(610) 667-7706

Hamilton Lindley

Goldfarb Branham, LLP

2501 N. Harwood St.

Dallas, TX 75201

(214) 583-2233

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